Exhibit (a)(1)(e)

FORM OF

PROMISE TO GRANT STOCK OPTIONS

TO

In exchange for your agreement to cancel your outstanding stock options to purchase shares of Vignette Corporation (“Vignette”) common stock as indicated by your Election Form, Vignette hereby promises to grant you an option or options to purchase a total of                                  shares of Vignette’s common stock granted under Vignette’s 1999 Supplemental Stock Option Plan (the “New Option”). We will grant the New Option on September 28, 2004.

Your new options will be nonstatutory stock options for United States tax purposes.

If you are not an employee with a title of Vice President, the exercise price per share of each new option will be the closing price of Vignette common stock on September 28, 2004, which will be the fair market value of our common stock on the date of grant. If you are an employee with a title of Vice President, the exercise price of the new options will be equal to the greater of (1) $[        ], which was the fair market value of our common stock on the date we cancelled the exchanged options, which was equal to closing price of our common stock reported by the Nasdaq National Market on the cancellation date or (2) the fair market value of our common stock on the date of grant, which will generally be equal to the closing price of our common stock reported by the Nasdaq National Market on September 28, 2004. If you are an employee in Italy, the exercise price of your new option will be determined under Italian law.

Each of your new options will vest as described below, subject to your continued service to Vignette through each relevant vesting date. We also may make minor modifications to the vesting schedule of any new options to eliminate fractional vesting (such that a whole number of shares will vest on each vesting date). For employees on approved leave of absence, vesting will be adjusted to reflect the terms of your leave in accordance with our company policy.

•	Six months after the new option grant date (which is approximately one year after the cancellation date), each new option (except the new options described below) will vest and become exercisable as to the same percentage that the outstanding shares of the exchanged option were vested was vested at the cancellation date. Thereafter, each new option will become exercisable as to an additional 6.25% of the shares subject to the new option for each quarter of continuous service with us.

•	New options granted in exchange for options granted on or after August 12, 2003 (which are required to be exchanged if you participate) will vest in accordance with the required option’s original vesting schedule beginning from the required option’s original vesting commencement date.

Each new option will be subject to the standard terms and conditions of Vignette’s 1999 Supplemental Stock Option Plan and the appropriate form of stock option agreement thereunder.

Before the grant of the new option, it is possible that Vignette may merge or consolidate with or be acquired by another entity. This promise to grant stock options (this “Promise”) is evidence of a binding commitment that Vignette’s successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on the new option grant date. However, the type of stock and the number of shares covered by each new option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition. For employees who do not have titles of Vice President, such new option will generally have an exercise price equal to the fair market value (as defined under the applicable option plan) of the acquiror’s stock on the new option grant date; for employees who have titles of Vice President, a conversion formula will be used so that the exercise price of the new options will be based on the fair market value of the acquiror’s stock, but will still conform to the ‘higher of’ formulation set out in the offer to exchange.

To receive your new option, you must continue your service to Vignette through September 28, 2004. This Promise does not constitute a guarantee of employment with Vignette for any period. Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with Vignette will remain “at will” and can be terminated by you or Vignette at any time, with or without cause or notice. If your employment with Vignette or successors terminates before September 28, 2004, for any reason, you will lose all rights under this Promise to receive a new option.

This Promise is subject to the terms and conditions of the Offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the letter from Mr. Thomas E. Hogan, dated, February 12, 2004; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Vignette with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Vignette.

VIGNETTE CORPORATION

By:
Date:
Title: